SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Companhia”), pursuant to altered CVM Instruction CVM No. 358/2002, informs to its shareholders and the market that the Board of Directors approved the opening of the Company’s Share Buyback Program (“Share Buyback Program”).

Objective: The Company’s shares acquired in the context of the Share Buyback Program will be held in treasury with the objective of generating value to the Company’s shareholders, being able to be cancelled, alienated and/or used in attendance to the purchase of shares issued by the Company.

Number of shares to be acquired: The maximum number of shares to be acquired by the Company, on the terms of the Share Buyback Program, is up to 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15.

Acquisition Period: The maximum period to acquire Company’s shares regarding the Share Buyback Program will be of 12 (twelve) months, beginning on October 1st, 2018 and ending on October 1st, 2019, being the Management responsible for defining the dates which the buyback will be effectively executed.

Authorized Financial Institutions: The acquisition operations will be held at market value on of BM&FBOVESPA, mediated by the following financial institutions: (1) BTG PACTUAL DTVM S.A., headquartered at Av. Brigadeiro Faria Lima 3477, 14º andar, São Paulo - SP; (2) SANTANDER CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., headquartered in the city and State of São Paulo, Av. Presidente Juscelino Kubitschek, n º 2041 and 2235, - 24º andar CNPJ/MF under No. 51.014.223/0001-49; (3) PLANNER CORRETORA DE VALORES S.A., CNPJ under No. 00.806.535/0001-54, headquartered at Av. Brigadeiro Faria Lima, 3900 10º Andar, Itaim Bibi, in the city and State of São Paulo, CEP 04538-132; and (4) TERRA INVESTIMENTOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

LTDA., headquartered at Rua Joaquim Floriano, nº 100, 5º andar - Itaim Bibi – São Paulo – SP, Cep.: 04534-000,  CNPJ under No. 03.751.794/0001-13.

São Paulo, September 28, 2018.

GAFISA S.A.

Ana Recart

Chief Executive, Financial and Investor Relations Officer

Appendix I

Purchase of Shares of Its Own Issuance

(pursuant to Appendix 30-XXXVI of CVM Instruction No. 480/09)

1. Thoroughly justify the object and expected economic effects from the operation;

The Company’s shares acquired by means of the Share Buyback Program will be held in treasury with the objective of generating value to the Company’s shareholders, being able to be cancelled, alienated and/or used in attendance to the purchase of shares issued by the Company.

2. Inform the number of shares in (i) outstanding and (ii) already held in treasury;

Pursuant to CVM Instruction No. 567/15 Article 8’s definition, on 09.26.2018, the Company (i) owns 43,902,661 shares outstanding, and (ii) 873,296 shares held in treasury.

3. Inform the number of shares that can be acquired or alienated;

The maximum number of shares to be acquired by the Company, on the terms of the Share Buyback Program, is up to 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15.

4. Describe the main characteristics of derivative instruments the Company may use, where applicable;

The Company may use derivative instruments to acquire term shares on the stock market, which terms and conditions shall be determined on an individual basis, according to the legal limits.

5. Describe, where applicable, eventual deals or orientations for existing vote between the Company and its counterpart in the operations;

Non-applicable. The acquisition of shares will happen by means of stock market operations, and therefore, will not have any existing vote orientations between the Company and its counterparts in the operation.

6. In the chance of operations happened outside securities’ markets, inform:

a. the maximum (minimum) price by which the shares will be acquired (alienated); and

b. where appropriate, the reasons that justify the operation at prices over 10% (ten percent) higher, in the case of acquisition, or over 10% (ten percent) inferior, in the case of alienation, at stock price average, weighted average volume, in the last 10 (ten) trading sessions;

Non-applicable, because the operations will happen on the stock market.

7. Inform, where applicable, the impacts the negotiation will have on the shareholding control composition or the society’s administrative structure;

There won’t be any impact on the shareholding control composition or the Company’s administrative structure in the view of the implementation of the Share Buyback Program.

8. Identify the counterparts, if knwon, and, regarding any party related to the Company, as defined by accounting rules that regulate this matter, provide the informations required by Article 8 of CVM Instruction No. 481, of December 17, 2009;

Non-applicable. The shares’ acquisition will happen by means of stock market operations, and therefore, the counterparts will not be acknowledged.

9. Indicate the destination of accrued resources, if applicable;

The decision to cancel or alienate shares acquired in the context of the Share Buyback Program and held in treasury will take place in due time and will be properly communicated to the market.

10. Indicate the maximum period to liquidate the authorized operations;

The maximum period to acquire Company’s shares regarding the Share Buyback Program will be of 12 (twelve) months, beginning on October 1st, 2018 and ending on October 1st, 2019, being the Management responsible for defining the dates which the buyback will be effectively executed.

11. Identify the institutions to act as mediators, if applicable;

The acquisition operations will be held at market value on of BM&FBOVESPA, mediated by the following financial institutions: (1) BTG PACTUAL DTVM S.A., headquartered at Av. Brigadeiro Faria Lima 3477, 14º andar, São Paulo - SP; (2) SANTANDER CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS S.A., headquartered in the city and State of São Paulo, Av. Presidente Juscelino Kubitschek, n º 2041 and 2235, - 24º andar CNPJ/MF under No. 51.014.223/0001-49; (3) PLANNER CORRETORA DE VALORES S.A., CNPJ under No. 00.806.535/0001-54, headquartered at Av. Brigadeiro Faria Lima, 3900 10º Andar, Itaim Bibi, in the city and State of São Paulo, CEP 04538-132; and (4) TERRA INVESTIMENTOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., headquartered at Rua Joaquim Floriano, nº 100, 5º andar - Itaim Bibi – São Paulo – SP, Cep.: 04534-000,  CNPJ under No. 03.751.794/0001-13.

12. Specify the available resources to be used, pursuant to Article 7, § 1, of CVM Instruction No. 567, of September 17, 2015;

According to quarterly information – ITR of 06/30/2018, the Company disposes of resources available to the means of Article 7, § 1, of CVM Instruction No. 567/15.

13. Specify the reasons why the Board members feel comfortable that the Share Buyback will not harm the fulfillment of obligations with creditors nor the payment of obligatory dividends, fixed or minimum.

The Board members feel comfortable that the Company’s Share Buyback will not harm the fulfillment of obligations with creditors nor the payment of obligatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 28, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer